Exhibit 99.1

Ebang International Holdings Inc. Announces Closing of Follow-on Offering

Hangzhou, China, November 24, 2020 – Ebang International Holdings Inc. (Nasdaq: EBON, the “Company,” “we” or “our”), a leading Bitcoin mining machine producer in the global market in terms of computing power sold in 2019*, announced the initial closing of its previously announced best-efforts follow-on offering for the sale of 4 million units of the 8 million units offered for sale by the Company, at a purchase price of $5.25 per unit, for aggregate gross proceeds of approximately $21.0 million. Each unit consists of one Class A ordinary share and one warrant to purchase one-half of one Class A ordinary share of the Company. Each two warrants have an exercise price per share of $5.50. The units were sold pursuant to our registration statement which was declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on November 17, 2020. The Company may hold one or more additional closings for a period of 45 days after the initial closing, in which the investors purchasing units at the initial closing may each purchase additional units in an amount up to the number of units purchased by each of them at the initial closing. Our Class A ordinary shares are listed on the Nasdaq Global Select Market under the symbol “EBON.”

Univest Securities, LLC is acting as the exclusive placement agent for this offering.

The Company intends to use the net proceeds from the offering primarily for development and application of blockchain technology into financial services, sourcing core intellectual properties relating to its businesses, corporate branding and marketing activities, and general corporate purposes, which may include working capital needs and other corporate uses.

The units are offered pursuant to the Company’s registration statement on Form F-1 (the “Form F-1”), as amended, which was originally filed with the SEC on October 23, 2020 and became effective on November 17, 2020. The units may be offered only by means of a prospectus forming a part of the effective registration statement. Copies of the final prospectus may be obtained at the SEC’s website at http://www.sec.gov. Electronic copies of the prospectus may also be obtained by contacting Univest Securities, LLC at 375 Park Ave #1502, New York, NY 10152, by phone at (212) 343-8888 or by e-mail at info@univest.us.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Ebang International Holdings Inc.

Ebang International Holdings Inc. is a leading Bitcoin mining machine producer in the global market in terms of computing power sold in 2019*, with strong application-specific integrated circuit (ASIC) chip design capability underpinned by nearly a decade of industry experience and expertise in the telecommunications business. With its licensed or registered entities in various jurisdictions, the Company seeks to launch a fully-licensed digital asset financial service platform to provide professional, convenient and innovative trading services. For more information, please visit https://ir.ebang.com.cn/.

*	According to an industry report prepared by Frost & Sullivan in 2019

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s development plans and business outlook, which can be identified by terminology such as “may,” “will,” “expects,” “anticipates,” “aims,” “potential,” “future,” “intends,” “plans,” “believes,” “estimates,” “continue,” “likely to” and other similar expressions. Such statements are not historical facts, and are based upon the Company’s current beliefs, plans and expectations, and the current market and operating conditions. Forward-looking statements involve inherent known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance and achievements to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made only as of the date indicated, and the Company undertakes no obligation to update or revise the information contained in any forward-looking statements as a result of new information, future events or otherwise, except as required under applicable law.

Investor Relations Contact

For investor and media inquiries, please contact:

Ebang International Holdings Inc.

Email: ir@ebang.com.cn

Ascent Investor Relations LLC

Ms. Tina Xiao

Tel: (917) 609-0333

Email: tina.xiao@ascent-ir.com